# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LAS VEGAS SANDS CORP., CIK 0001300514
CUSIP: 517834107
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 5420 S. DURANGO DRIVE, Las Vegas, Nevada (NV), 89113
Date of event which requires filing of this statement: 12/16/2025
Filed by CIK 0001309416
Persons authorized to receive notices and communications: D. Zachary Hudson, Esq., c/o Las Vegas Sands Corp., 5420 S. Durango Dr., Las Vegas, Nevada (NV), 89113, (702) 923-9000

## Reporting persons
- MIRIAM ADELSON (CIK 0001309416): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 38,014,952; shared voting power 2,208,548; sole dispositive power 102,957,851; shared dispositive power 240,693,608; aggregate amount beneficially owned 341,442,911 (50.7% of the class)
- IRWIN CHAFETZ (CIK 0001319523): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 346,434,340; shared voting power 2,208,548; sole dispositive power 43,864,929; shared dispositive power 239,835,060; aggregate amount beneficially owned 384,709,091 (51.8% of the class)
- THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 REMAINDER TRUST (CIK 0001543244): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO); sole voting power 87,718,919; shared voting power 0; sole dispositive power 87,718,919; shared dispositive power 0; aggregate amount beneficially owned 87,718,919 (13% of the class)
- THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 FRIENDS AND FAMILY TRUST (CIK 0001543243): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO); sole voting power 87,718,918; shared voting power 0; sole dispositive power 87,718,918; shared dispositive power 0; aggregate amount beneficially owned 87,718,918 (13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Name of issuer: LAS VEGAS SANDS CORP.
Address of issuer's principal executive offices: 5420 S. DURANGO DRIVE, Las Vegas, Nevada (NV), 89113
Comment:
Explanatory Note

This Amendment No. 14 (the "Amendment") to the Schedule 13D filed on November 24, 2008, as previously amended (the "Schedule 13D"), is being filed to reflect (i) passive increases in the percentages of outstanding Common Stock of the Issuer beneficially owned by the Reporting Persons (as defined below) solely due to the Issuer's repurchases of Common Stock, (ii) exercise of options set to expire on January 25, 2026, and the subsequent sale of shares of Common Stock of the Issuer underlying such options, by The Miriam Adelson Trust and (iii) sales of shares of Common Stock of the Issuer by Irwin Chafetz.

All items not described herein remain as previously reported in the Schedule 13D, and all capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Dr. Miriam Adelson ("Dr. Adelson"), Irwin Chafetz ("Mr. Chafetz"), the General Trust under the Sheldon G. Adelson 2007 Remainder Trust (the "Remainder Trust") and the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust (the "Friends and Family Trust" and, together with Dr. Adelson, Mr. Chafetz, and the Remainder Trust, the "Reporting Persons"), constitute a "group," which, as of the date hereof, collectively beneficially owns approximately 386,724,043 shares of Common Stock, or 57.4%, of the Issuer's 672,851,932 shares of Common Stock issued and outstanding as of December 16, 2025 (the "Outstanding Common Stock") for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), plus options to purchase 561,578 shares of Common Stock held by The Miriam Adelson Trust.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the text below to the end of Item 4 of the Schedule 13D.

The Issuer has historically maintained a share repurchase program for the repurchase of shares of its Common Stock from time to time. As a result of repurchases under this program, the number of shares of outstanding Common Stock has decreased, and consequently, the percentages of shares of Common Stock beneficially owned by the Reporting Persons have passively increased.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to Rows (11) and (13) of the cover page of this Amendment are incorporated herein by reference. Each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Persons but disclaims such beneficial ownership. The beneficial ownership of all of the Reporting Persons together is 386,724,043 shares of Common Stock, or 57.4% of the Outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

Dr. Adelson beneficially owns an aggregate of 341,442,911 shares of Common Stock (approximately 50.7% of the Outstanding Common Stock). Of these shares, (i) 87,718,919 shares are held by the Remainder Trust, (ii) 87,718,918 shares are held by the Friends and Family Trust, (iii) 561,578 shares are issuable upon the exercise of options held by The Miriam Adelson Trust that are exercisable currently and (iv) 165,443,496 shares are held by various entities as described below.

Dr. Adelson has sole voting control over 38,014,952 shares of Common Stock, of which (i) 561,578 shares are issuable upon the exercise of options held by The Miriam Adelson Trust that are exercisable currently and (ii) 37,453,374 shares are held by various entities as described below. Dr. Adelson has shared voting control over 2,208,548 shares of Common Stock.

Dr. Adelson has sole dispositive power over 102,957,851 shares of Common Stock, of which (i) 561,578 shares are issuable upon the exercise of options held by The Miriam Adelson Trust that are exercisable currently and (ii) 102,396,273 shares are held by various entities as described below. Dr. Adelson has shared dispositive control over 240,693,608 shares of Common Stock, of which (i) 87,718,919 shares are held by the Remainder Trust, (ii) 87,718,918 shares are held by the Friends and Family Trust, and (iii) 65,255,771 shares are held by various entities as described below.

Mr. Chafetz is deemed to beneficially own an aggregate of 348,709,091 shares of Common Stock (approximately 51.8% of the Outstanding Common Stock). Of these shares, (i) 66,203 shares are owned directly by Mr. Chafetz and (ii) 348,642,888 shares are held by various entities as described below, with respect to which he is deemed to have a beneficial interest by virtue of the interest and authority granted to him under the trust instruments or organizational documents, as applicable. Mr. Chafetz disclaims beneficial ownership of those shares of Common Stock not owned directly by him.

Mr. Chafetz has sole voting control over 346,434,340 shares of Common Stock, of which (i) 66,203 shares are owned directly by Mr. Chafetz and (ii) 346,368,137 shares are held by various entities as described below. Mr. Chafetz has shared voting control over 2,208,548 shares of Common Stock.

Mr. Chafetz has sole dispositive control over 43,864,929 shares of Common Stock, of which (i) 66,203 shares are owned directly by Mr. Chafetz and (ii) 43,798,726 shares are held by various entities as described below. Mr. Chafetz has shared dispositive control over 239,835,060 shares of Common Stock, of which (i) 87,718,919 shares are held by the Remainder Trust, (ii) 87,718,918 shares are held by the Friends and Family Trust, and (iii) 64,397,223 shares are held by various entities as described below.

Dr. Adelson and Mr. Chafetz are co-trustees of the Remainder Trust. The Remainder Trust directly owns 87,718,919 shares of Common Stock (approximately 13.0% of the Outstanding Common Stock). Mr. Chafetz has the authority to vote the shares of Common Stock owned by this trust. Dr. Adelson and Mr. Chafetz share dispositive control over the shares of Common Stock owned by this trust.

Dr. Adelson and Mr. Chafetz are co-trustees of the Friends and Family Trust. The Friends and Family Trust directly owns 87,718,918 shares of Common Stock (approximately 13.0% of the Outstanding Common Stock). Mr. Chafetz has the authority to vote the shares of Common Stock owned by this trust. Dr. Adelson and Mr. Chafetz share dispositive control over the shares of Common Stock owned by this trust.

Dr. Adelson and Mr. Chafetz are co-trustees of several trusts for the benefit of members of the Adelson family. These trusts directly own 303,427,959 shares of Common Stock. Dr. Adelson and Mr. Chafetz share authority to vote 2,208,548 shares of Common Stock owned by these trusts. Mr. Chafetz has sole authority to vote 301,219,411 shares of Common Stock owned by these trusts. Dr. Adelson and Mr. Chafetz may be deemed to share dispositive control over the shares of Common Stock owned by these trusts.

Mr. Chafetz is trustee of several trusts for the benefit of members of the Adelson family. These trusts directly own 43,864,929 shares of Common Stock. Mr. Chafetz has the sole authority to vote and sole dispositive control over the shares of Common Stock owned by these trusts.

Dr. Adelson is the trustee of several trusts for the benefit of members of the Adelson family. These trusts directly own 37,453,374 shares of Common Stock.

Mr. Chafetz is a co-manager of a limited liability company for the benefit of members of the Adelson family, which directly owns 1,350,000 shares of Common Stock. Mr. Chafetz, as co-manager, shares dispositive control over these shares of Common Stock, and Mr. Chafetz has the sole authority to vote such shares. Mr. Chafetz disclaims beneficial ownership of these shares of Common Stock.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

There have been no transactions by the Reporting Persons in shares of Common Stock during the past 60 days, other than as follows:

On December 1, 2025, Mr. Chafetz sold 30,000 shares of Common Stock in the open market at a weighted average price of $69.76 per share. The shares were sold in multiple transactions at prices ranging from $69.72 to $69.84, inclusive.

On December 16, 2025, The Miriam Adelson Trust, for which Dr. Adelson serves as the sole trustee, exercised options to purchase 77,991 shares of Common Stock at $40.87 per share. The options, originally granted to Mr. Sheldon G. Adelson as compensation for employment, were set to expire on January 25, 2026. Also on December 16, 2025, The Miriam Adelson Trust sold 77,991 shares of Common Stock in the open market at a weighted average price of $67.56 per share. The shares were sold in multiple transactions at prices ranging from $67.49 to $67.72, inclusive.

Dr. Adelson and Mr. Chafetz undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this Item 5(c).

## Signatures
- MIRIAM ADELSON: /s/ Miriam Adelson, Miriam Adelson (12/18/2025)
- IRWIN CHAFETZ: /s/ Irwin Chafetz, Irwin Chafetz (12/18/2025)
- THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 REMAINDER TRUST: /s/ Miriam Adelson, Trustee (12/18/2025)
- THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 FRIENDS AND FAMILY TRUST: /s/ Miriam Adelson, Trustee (12/18/2025)